Exhibit 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune technologies & Bioressources inc.

For the three-month periods ended June 30, 2018 and 2017

neptune technologies & bioressources inc.

Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

Financial Statements

Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Loss	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

neptune technologies & bioressources inc.

Consolidated Interim Statements of Financial Position

(Unaudited)

As at June 30, 2018 and March 31, 2018

	June 30,	March 31,
	2018	2018
Assets

Current assets:
Cash and cash equivalents	$20,454,897	$24,287,107
Restricted short-term investment	2,350,000	2,350,000
Trade and other receivables	4,878,557	5,590,847
Tax credits receivable	61,996	49,597
Prepaid expenses	652,414	372,944
Inventories (note 5)	7,232,748	5,261,329
Other financial asset (note 13 (a)(ii))	13,348	19,090
	35,643,960	37,930,914

Restricted short-term investment	60,000	60,000
Property, plant and equipment (note 6)	44,055,515	41,880,847
Intangible assets (note 7)	5,055,100	5,236,363
Goodwill	6,750,626	6,750,626
Tax credits recoverable	152,464	152,464
Deferred tax assets	55,379	—
Other asset (note 13 (a)(i))	3,901,452	6,585,740
Total assets	$95,674,496	$98,596,954

Liabilities and Equity

Current liabilities:
Trade and other payables	$9,308,511	$6,747,889
Loans and borrowings (note 8)	4,320,216	4,661,356
Deferred revenues	63,943	109,954
	13,692,670	11,519,199

Deferred lease inducements	252,262	267,101
Long-term payable	264,234	249,714
Deferred tax liabilities	—	27,170
Total liabilities	14,209,166	12,063,184

Equity:
Share capital (note 9)	129,483,936	128,483,507
Warrants (note 9 (c))	648,820	648,820
Contributed surplus	37,076,682	36,355,549
Accumulated other comprehensive (loss) income	(2,164,471)	525,559
Deficit	(83,579,637)	(79,479,665)
Total equity	81,465,330	86,533,770

Commitments and contingencies (note 14)
Total liabilities and equity	$95,674,496	$98,596,954

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

	June 30, 2018	June 30, 2017
Revenue from sales (note 4)	$4,898,149	$6,297,026
Royalty revenues	270,125	233,788
Total revenues	5,168,274	6,530,814

Cost of sales (note 5)	(3,675,042)	(4,087,982)
Gross margin	1,493,232	2,442,832

Research and development expenses	(1,725,364)	(1,837,955)
Research tax credits and grants	49,899	43,929
	(1,675,465)	(1,794,026)
Selling, general and administrative expenses	(3,852,744)	(3,637,048)
Loss from operating activities	(4,034,977)	(2,988,242)

Finance income	64,196	23,692
Finance costs (note 10)	(211,740)	(710,802)
Change in fair value of derivative assets and liabilities	—	287,905
	(147,544)	(399,205)
Loss before income taxes	(4,182,521)	(3,387,447)

Income tax recovery	82,549	20,092
Net loss	(4,099,972)	(3,367,355)

Other comprehensive loss
Unrealized losses on investment (note 13 (a)(i))	(2,684,288)	(31,655)
Net change in unrealized (losses) gains on derivatives designated as cash flow hedges (note 13 (a)(ii))	(5,742)	20,969
Total other comprehensive loss	(2,690,030)	(10,686)

Total comprehensive loss	$(6,790,002)	$(3,378,041)

Net loss attributable to:
Equity holders of the Corporation	$(4,099,972)	$(1,545,606)
Non-controlling interest	—	(1,821,749)
Net loss	$(4,099,972)	$(3,367,355)

Total comprehensive loss attributable to:
Equity holders of the Corporation	$(6,790,002)	$(1,556,292)
Non-controlling interest	—	(1,821,749)
Total comprehensive loss	$(6,790,002)	$(3,378,041)

Basic and diluted loss per share	$(0.05)	$(0.02)

Basic and diluted weighted average number of common shares	78,880,387	78,305,937

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

	Attributable to equity holders of the Corporation
					Accumulated
	Share Capital				other comprehensive
					loss
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cash flow hedges	Deficit	Total
Balance at March 31, 2018	78,804,212	$128,483,507	$648,820	$36,355,549	$506,469	$19,090	$(79,479,665)	$86,533,770

Net loss for the period	–	–	–	–	–	–	(4,099,972)	(4,099,972)
Other comprehensive loss for the period	–	–	–	–	(2,684,288)	(5,742)	–	(2,690,030)
Total comprehensive loss for the period	–	–	–	–	(2,684,288)	(5,742)	(4,099,972)	(6,790,002)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 11)	–	–	–	1,025,283	–	–	–	1,025,283
Share options exercised (note 9 (a))	433,477	1,000,429	–	(304,150)	–	–	–	696,279
Total contributions by and distribution to equity holders	433,477	1,000,429	–	721,133	–	–	–	1,721,562

Balance at June 30, 2018	79,237,689	$129,483,936	$648,820	$37,076,682	$(2,177,819)	$13,348	$(83,579,637)	$81,465,330

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
					Accumulated
	Share Capital				other comprehensive				Subsidiary
					income (loss)				warrants,
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cash flow hedges	Deficit	Total	options and other equity	Non- controlling interest	Total	Total equity
Balance at March 31, 2017	77,974,648	$127,201,343	$648,820	$33,335,136	$(420,052)	$(7,298)	$(97,010,523)	$63,747,426	$3,616,864	$7,435,948	$11,052,812	$74,800,238

Net loss for the period	–	–	–	–	–	–	(1,545,606)	(1,545,606)	–	(1,821,749)	(1,821,749)	(3,367,355)
Other comprehensive loss for the period	–	–	–	–	(31,655)	20,969	–	(10,686)	–	–	–	(10,686)
Total comprehensive loss for the period	–	–	–	–	(31,655)	20,969	(1,545,606)	(1,556,292)	–	(1,821,749)	(1,821,749)	(3,378,041)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 11)	–	–	–	361,834	–	–	–	361,834	35,508	–	35,508	397,342
Liability settled in shares (note 9 (b))	630,681	848,070	–	—	–	–	–	848,070	–	–	–	848,070
Total contributions by and distribution to equity holders	630,681	848,070	–	361,834	–	–	–	1,209,904	35,508	–	35,508	1,245,412

Changes in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options	–	–	–	1,363,890	–	–	–	1,363,890	(1,363,890)	–	(1,363,890)	–
Convertible debenture interest settled in shares	–	–	–	1,060	–	–	–	1,060	–	16,036	16,036	17,096
Total changes in ownership interest in subsidiaries	–	–	–	1,364,950	–	–	–	1,364,950	(1,363,890)	16,036	(1,347,854)	17,096

Total transactions with equity holders	630,681	848,070	–	1,726,784	–	–	–	2,574,854	(1,328,382)	16,036	(1,312,346)	1,262,508

Balance at June 30, 2017	78,605,329	$128,049,413	$648,820	$35,061,920	$(451,707)	$13,671	$(98,556,129)	$64,765,988	$2,288,482	$5,630,235	$7,918,717	$72,684,705

See accompanying notes to unaudited consolidated interim financial statements.

neptune technologies & bioressources inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

	June 30,	June 30,
	2018	2017
Cash flows used in operating activities:
Net loss for the period	$(4,099,972)	$(3,367,355)
Adjustments:
Depreciation of property, plant and equipment	571,995	691,568
Amortization of intangible assets	181,263	335,514
Stock-based compensation	1,025,283	397,342
Recognition of deferred revenues	(107,635)	(209,193)
Amortization of deferred lease inducements	(14,839)	(14,838)
Net finance expense	147,544	399,205
Realized foreign exchange loss	(30,836)	(106,058)
Charge on settlement of liability	—	90,385
Income taxes recovery	(82,549)	(20,092)
Loss from sale of property, plant and equipment	27,333	—
	(2,382,413)	(1,803,522)
Changes in operating assets and liabilities (note 12 (a))	119,022	(2,385,639)
	(2,263,391)	(4,189,161)
Cash flows (used in) from investing activities:
Maturity of short-term investments	—	263,000
Acquisition of short-term investments	—	(104,000)
Interest received	64,196	23,692
Acquisition of property, plant and equipment	(1,897,985)	(151,382)
Payment of intangible assets	(23,721)	(18,020)
Sale of property, plant and equipment	5,000	—
	(1,852,510)	13,290
Cash flows from (used in) financing activities:
Variation of the bank line of credit (note 12 (c))	20,000	—
Repayment of loans and borrowings (note 12 (c))	(368,376)	(1,230,452)
Interest paid	(77,226)	(432,905)
Proceeds from exercise of options (note 9 (a))	696,279	—
Payment of Acasti public offering transaction costs	—	(380,765)
Payment of Acasti debt issuance transaction costs	—	(40,305)
	270,677	(2,084,427)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	13,014	(47,354)
Net decrease in cash and cash equivalents	(3,832,210)	(6,307,652)
Cash and cash equivalents as at April 1, 2018 and 2017	24,287,107	15,802,363
Cash and cash equivalents as at June 30, 2018 and 2017	$20,454,897	$9,494,711

Cash and cash equivalents is comprised of:
Cash	$5,453,976	$7,090,583
Cash equivalents	15,000,921	2,404,128

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

1.	Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiary, Biodroga Nutraceuticals Inc. ("Biodroga"). The comparative period includes operating results of Acasti Pharma Inc. ("Acasti") until the loss of control of the subsidiary on December 27, 2017. As at June 30, 2018, the investment in Acasti is presented in "Other asset" in the consolidated interim statement of financial position (refer to note 13 (a)). On August 7, 2017, Neptune exited bulk krill oil manufacturing and distribution activities (refer to note 4).

Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Corporation develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of products in legal cannabis markets.

2.	Basis of preparation:
(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, except as otherwise disclosed in note 3. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended March 31, 2018.

The consolidated interim financial statements were approved by the Board of Directors on August 14, 2018.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-Based Payment (note 11);
•	Financial asset which is measured at fair value (note 13 (a)(i)); and
•	Derivative hedging financial instrument which is measured at fair value (note 13 (a)(ii)).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.
(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiary’s functional currency.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of  economic benefits that will be required to settle matters subject to litigation (note 14); and

•	Assessing the criteria for recognition of tax assets.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets.
3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2018, except as disclosed below.

New standards and interpretations adopted during the period:

(a)	Financial instruments:

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. This standard replaces IAS 39, Financial Instruments: Recognition and Measurement.

The adoption of IFRS 9 has not had a significant effect on the Corporation’s accounting policies related to financial liabilities and derivative financial instruments. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

(i)	Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9, a financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. If both of these conditions are not met, a financial asset is measured at fair value through profit or loss unless the Corporation initially designates it at fair value through other comprehensive income or loss when some conditions are respected.

Some assessments have been made on the basis of the facts and circumstances that existed at the date of initial application.

(ii)	Impairment of financial assets

IFRS replaces the “incurred loss” model in IAS 39 with an “expected credit loss” model. The new impairment model applies to financial assets measured at amortized costs, contracts assets and debt investments at fair value through other comprehensive income or loss, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39. The Corporation establishes an impairment loss allowance using an expected credit loss model, by considering past events, current conditions and forecasts of future economic conditions. There was no material impact on the consolidated financial statements resulting from the adoption of an expected credit loss model.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

The following table and the accompanying notes explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Corporation’s financial assets as at March 31, 2018:

	Note	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39	New carrying amount under IFRS 9
				$	$

Financial Assets
Cash and cash equivalents		Loans and receivables	Amortized cost	24,287,107	24,287,107
Short-term investments		Loans and receivables	Amortized cost	2,410,000	2,410,000
Trade and other receivables	(1)	Loans and receivables	Amortized cost	5,590,847	5,590,847
Interest rate swap agreement	(2)	Fair value - hedging instrument	Fair value - hedging instrument	19,090	19,090
Other financial assets	(3)	Available-for-sale	Fair value through other comprehensive loss	6,585,740	6,585,740

(1)

IFRS 9 requires the Corporation to record expected credit losses on all its trade receivables and other financial assets, either on a 12-month or lifetime basis. The Corporation considered reasonable and supportable information that were relevant and available without undue costs or effort, which includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and insurance. The Corporation determined that there was no impact on its consolidated financial statements.

(2)

IFRS 9 requires the Corporation to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. The hedging relationship designated under IAS 39 met the criteria for hedge accounting under IFRS 9 and is therefore regarded as continuing hedging relationship. The adoption of IFRS 9 had no impact on the Corporation’s hedge accounting.

(3)

On transition, the Corporation may irrevocably designate a financial asset at fair value through other comprehensive income or loss. The Corporation chose to designate the investment in Acasti as an investment in an equity instrument measured at fair value through other comprehensive loss. Therefore, there is no impact to opening retained earnings for the change in fair value recorded last year because the change in fair value was already recorded in other comprehensive income. The change in fair value continues to be recognized in other comprehensive loss and will never be reclassified to net income or loss.

(b)	Revenue:

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 replaces IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when, revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the Standard to licenses of intellectual property.

The Corporation’s normal business operations consist of offering turnkey solutions and selling krill oil. The accounting policy described in the Corporation’s 2018 annual consolidated financial statements states that all income relating to sale of goods is recognized as revenue on delivery when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The Corporation considers delivery to have occurred upon shipment, or in some cases, upon reception by the customer. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Having completed the five-step analysis, the Corporation identified contracts with customers and performance obligation therein, determined transaction price and confirmed the appropriateness of its revenue recognition policy being at a point in time when control of the assets is transferred to the customer, generally on delivery of the goods, consistent with the practice under IAS 18. Adoption of IFRS 15 did not have an impact on the Corporation’s overall revenue recognition policy and its income (loss) from operating activities in the consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under IAS 18. The disclosures are included in note 15.

(c)	Amendments to IFRS 2, Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Adoption of the amendments to IFRS 2 did not have material impact on the Corporation’s consolidated interim financial statements.

New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three-month periods ended June 30, 2018 and 2017, and have not been applied in preparing these consolidated interim financial statements.

(a)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The Corporation is currently assessing the extent of the impact of adoption of the standard.

(b)	Income tax:

On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted.

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and
•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation intends to adopt the Interpretation in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.

4.	Exit of krill oil manufacturing and distribution activities:

On August 7, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker”) concluded an agreement whereby Aker acquired Neptune’s intellectual property, list of customers and krill oil inventory for a cash consideration of $43,075,587 (US$34 million) paid at closing. Under this agreement, Neptune exits bulk krill oil manufacturing and distribution activities and Aker becomes exclusive krill oil supplier to Neptune’s solutions business.

The assets sold were included in the Nutraceutical segment. The disposal of the krill oil manufacturing and distribution activities allows the Corporation to accelerate its efforts to position the Corporation in attractive growth opportunities and product lines such as the medical and wellness cannabis oil extraction project, in line with its growth strategy. The krill oil manufacturing and distribution sales were $1.3 million for the three-month period ended June 30, 2017 and the gross margin on sales was $0.8 million for the three-month period ended June 30, 2017.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

5.	Inventories:

	June 30,	March 31,
	2018	2018

Raw materials	$4,686,220	$3,358,264
Work in progress	595,582	474,057
Finished goods	1,185,494	675,031
Supplies and spare parts	765,452	753,977
	$7,232,748	$5,261,329

Cost of sales for the three-month period ended June 30, 2018 was comprised of inventory costs of $3,558,533 (2017 - $3,943,047) and other costs of $116,509 (2017 - $144,935).

6.	Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Net carrying amounts:
March 31, 2018	$228,630	$19,711,328	$21,624,953	$149,896	$166,040	$41,880,847
June 30, 2018	228,630	20,640,966	22,816,693	142,416	226,810	44,055,515

7.	Intangible assets:

	Non-compete	Customer	License
	agreements	relationships	agreements	Total

Net carrying amounts:
March 31, 2018	$102,889	$3,179,233	$1,954,241	$5,236,363
June 30, 2018	69,556	3,076,732	1,908,812	5,055,100

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

8.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	June 30,	March 31,
	2018	2018

Loans and borrowings:

Loan, bearing interest at prime rate plus 2.25% (plus 2.50% before June 12, 2018), secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $89,286 and a final payment of $3,314,276 on December 2018. The interest risk of the loan is mitigated by an interest rate swap. The Corporation is subject to certain financial covenants under this secured loan. As at June 30, 2018, Neptune was in compliance with these financial covenants. The Corporation has reserved $2,350,000 of short-term investment as pledge for the loan. Amounts received are net of transaction costs of $197,789.

	$3,630,455	$3,891,077

Balance of purchase price due to previous owners of Biodroga bearing interest at 5% until December 2018, reimbursable in quarterly principal payments of $93,750 from March 2016 to September 2018, with a final payment of $74,096. Payments under these agreements are only payable if covenants on the above loan are respected.	167,846	261,596

Authorized bank line of credit of $1,800,000 bearing interest at prime rate plus 1%, expiring on August 31, 2018.	510,000	490,000

Finance lease liabilities, interest rate from 6.25% to 7.13%, payable in monthly instalments of $2,345, maturing in November 2018 and March 2019.	11,915	18,683

	4,320,216	4,661,356
Less current portion of loans and borrowings	4,320,216	4,661,356
Loans and borrowings	$—	$—

9.	Capital and other components of equity:
(a)	Share options exercised:

During the three-month period ended June 30, 2018, Neptune issued 433,477 common shares of the Corporation at a weighted average exercise price of $1.60 per common share for a total cash consideration of $696,279.

(b)	Liability settled in shares:

On May 9, 2017, Neptune issued 630,681 common shares of the Corporation at a price of $1.35 per common share as final payment of a liability of $858,000 (US$625,000). Total issuance costs related to this transaction amounted to $9,930 and were recorded against share capital.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

(c)	Warrants:

The warrants of the Corporation are composed of the following as at June 30, 2018 and March 31, 2018:

		June 30,		March 31,
		2018		2018
	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants financing (i)	750,000	$648,820	750,000	$648,820

(i)	Exercise price of $3.37 per share and expiring on December 12, 2019.
10.	Finance costs:

	Three-month periods ended
	June 30,	June 30,
	2018	2017

Interest charges and other finance costs	$(193,918)	$(555,501)
Interest expense on unsecured convertible debentures	—	(91,046)
Foreign exchange loss	(17,822)	(64,255)
Finance costs	$(211,740)	$(710,802)

11. Share-based payments:

At June 30, 2018, the Corporation had the following share-based payment arrangements:

(a)	Corporation stock option plan:
(i)	Stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. Awards under the plan grants a participant the right to purchase a certain number of Common Shares, subject to certain conditions described below, at an exercise price equal to at least the Market Price (as defined after) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the VWAP (volume weighted average trading price of the Common Shares) obtained for such Common Shares on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) Business Days prior to the Grant Date (10-day VWAP). The terms and conditions for exercising options and purchasing the underlying Common Shares are set by the Board of Directors, and subject to, among others, the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis; the Corporation can issue a number of Common Shares not exceeding 15% of the number of Common Shares issued and outstanding at the time of any grant pursuant to the stock option plan; the total number of Common Shares issuable to a single holder pursuant to the stock option plan cannot exceed 5% of the Corporation’s total issued and outstanding Common Shares at the time of the grant, with the maximum of 2% for any one consultant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

The number and weighted average exercise prices of stock options are as follows:

		2018		2017
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2018 and 2017	$1.92	10,091,546	$1.92	3,765,000
Granted	4.65	203,800	1.36	956,407
Exercised (note 9 (a))	1.65	(233,477)	—	—
Forfeited	—	—	1.64	(361,847)
Expired	—	—	3.06	(150,000)
Options outstanding at June 30, 2018 and 2017 (i)	$1.98	10,061,869	$1.77	4,209,560

Options exercisable at June 30, 2018 and 2017	$1.92	2,513,403	$1.98	2,140,000

(i)	2,095,333 options have restrictions on their exercise subject to shareholder approval as required by the rules of the Toronto Stock Exchange.

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the three-month periods ended June 30, :

	2018	2017

Exercise price	$4.65	$1.36
Share price	$4.96	$1.36
Dividend	‒	‒
Risk-free interest	1.92%	0.92%
Estimated life (years)	3.50	3.46
Expected volatility	52.92%	49.29%

The weighted average fair value of the options granted to employees during the three-month period ended June 30, 2018 is $2.08 (2017 - $0.49). No options were granted to non-employees during the three-month period ended June 30, 2018 (2017 – 200,000).

Stock-based compensation recognized under this plan amounted to $954,736 for the three-month period ended June 30, 2018 (2017 - $166,449).

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. As at June 30, 2018, all performance options were vested.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

The number and weighted average exercise prices of performance options are as follow:

	2018		2017
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2018 and 2017	$1.55	325,000	$1.55	475,000
Exercised (note 9 (a))	1.55	(200,000)	—	—
Forfeited	—	—	1.55	(100,000)
Options outstanding at June 30, 2018 and 2017	$1.55	125,000	$1.55	375,000

Options exercisable at June 30, 2018 and 2017	$1.55	125,000	$—	—

Stock-based compensation recognized under this plan amounted to $40,942 for the three-month period ended June 30, 2018 (2017 - $(21,324)).

(b)	Deferred Share Unit (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

	2018		2017
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	DSUs	price	DSUs

DSUs outstanding at April 1, 2018 and 2017	$1.50	570,752	$1.60	425,354
Granted	—	—	1.36	129,178
DSUs outstanding at June 30, 2018 and 2017	$1.50	570,752	$1.54	554,532

DSUs exercisable at June 30, 2018 and 2017	$1.46	392,712	$1.51	394,532

Of the 570,752 DSUs outstanding as at June 30, 2018, 160,000 DSUs vest upon achievement of performance conditions to be achieved no later than June 30, 2019, 72,164 DSUs vest upon services to be rendered during a period of twelve months from date of grant, 263,588 vested DSUs were granted for past services and 75,000 DSUs were in compensation for consulting services rendered by a member of the Board of Directors and are fully vested. However, the shares will be delivered when the consultant ceases to be a member of the Board. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

The weighted average fair value of the DSUs granted during the three-month period ended June 30, 2017 was $1.36. Stock-based compensation recognized under this plan amounted to $29,605 for the three-month period ended June 30, 2018 (2017 - $216,709).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

12.	Supplemental cash flow disclosure:
(a)	Changes in operating assets and liabilities:

	Three-month periods ended
	June 30,	June 30,
	2018	2017

Trade and other receivables	$712,290	$5,219,546
Tax credits receivable	(12,399)	73,384
Prepaid expenses	(279,470)	(931,319)
Inventories	(1,971,419)	(2,046,530)
Trade and other payables	1,608,396	(4,880,502)
Deferred revenues	61,624	179,782
Changes in operating assets and liabilities	$119,022	$(2,385,639)

(b)	Non-cash transactions:

	Three-month periods ended
	June 30,	June 30,
	2018	2017

Acquired property, plant and equipment included in trade and other payables	$1,337,785	$244,453
Intangible assets included in trade and other payables	415,195	176,484
Intangible assets included in trade and other receivables	—	3,546,400
Intangible assets included in long-term payable	264,234	746,211
Liability settlement in shares	—	858,000
Acasti convertible debenture interest paid in shares of subsidiary	—	17,096
Interest payable included in trade and other payables	—	39,891
Share issuance costs included in trade and other payables	—	9,930

(c)	Reconciliation of movements of liabilities to cash flows arising from financing activities:

		Cash (used in) provided by financing activities		Non-cash changes
	Balance as at March 31, 2018	Proceeds	Repayments	Accretion of interest	Changes in fair value	Balance as at June 30, 2018

Loan	$3,891,077	$–	$(267,858)	$7,236	$–	$3,630,455
Balance of purchase price	261,596	–	(93,750)	–	–	167,846
Bank line of credit	490,000	20,000	–	–	–	510,000
Finance lease liabilities	18,683	–	(6,768)	–	–	11,915
Total long-term debt	$4,661,356	$20,000	$(368,376)	$7,236	$–	$4,320,216

Interest rate swap asset used for hedging	$(19,090)	$–	$–	$–	$5,742	$(13,348)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

13.	Financial instruments:
(a)	Financial instruments – carrying values and fair values:

Financial assets and liabilities measured at fair value on a recurring basis are the investment in Acasti and derivative swap agreement.

(i)	Investment in Acasti:

On December 27, 2017, the Corporation determined that it had lost de facto control of its subsidiary Acasti and therefore ceased consolidating Acasti and derecognized the assets and liabilities of its former subsidiary and the non-controlling interest in Acasti. The Corporation recognized its remaining non-controlling investment in Acasti at the fair value as at that date. The Corporation has 5,064,694 common shares of Acasti. The fair value of the investment in Acasti was determined to be $3,901,452 or $0.77 per share as at June 30, 2018 ($6,585,740 or $1.30 per share as at March 31, 2018). This investment was measured using Acasti’s stock market price, a level 1 input. The change in fair value of the investment of $2,684,288 was recognized in other comprehensive loss.

(ii)	Derivative swap agreement:

	June 30,	March 31,
	2018	2018

Current asset
Interest rate swap agreement	$13,348	$19,090
	$13,348	$19,090

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting. Details of the interest rate swap is as follows:

	Fixed rate	Notional		June 30,	March 31,
	%	amount	Maturity	2018	2018

Interest rate swap agreement	2.94	$3,683,030	Dec. 27, 2018	$13,348	$19,090

The level 2 fair value determination of the interest rate swap is measured using a generally accepted valuation technique which is the discounted value of the difference between the value of the swap based on variable interest rates (estimated using the yield curve for anticipated interest rates) and the value of the swap based on the swap’s fixed interest rate. The Corporation’s and the counterparty’s credit risk is also taken into consideration in determining fair value. The interest rate swap is decreasing at the same proportion of the debt covered. The change in fair value is recognized in other comprehensive loss.

An assumed 1% change in the interest rate would not have a material effect on the net loss.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds. For variable rate loans and borrowings, the fair value is considered to approximate the carrying amount.

The fair value of the fixed rate loans and borrowings is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

14.	Commitments and contingencies:
(a)	Commitments:
(i)

As at September 30, 2016, Neptune has entered into an exclusive commercial agreement for a speciality ingredient. According to this agreement, Neptune has to pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement of 11 years with a corresponding total remaining amount of minimum royalties of $5,765,387 (US$4,390,000).

(ii)

A capital expenditure of $5,000,000 was approved by the Board of the Corporation on November 14, 2017 to make its production facility ready and compliant for the extraction of cannabis oil. As at June 30, 2018, Neptune signed various capital expenditure contracts amounting to $4,059,816 of which $1,328,024 is included in trade and other payables and $2,224,985 has been paid. Another capital expenditure of $4,800,000 was approved by the Board for Phase 2 capacity expansion. As at June 30, 2018, Neptune signed various capital expenditure contracts amounting to $620,159 related to this second investment approved.

(iii)	As at June 30, 2018, the Corporation has signed agreements with various partners to execute research and development projects for a total remaining amount of $425,318.
(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. As of the date of these consolidated financial statements, no agreement has been reached. Neptune also filed an additional claim to recover certain amounts from this former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

(ii)

Under the terms of an agreement entered into with a corporation controlled by the former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

(iii)

The Corporation initiated arbitration against a customer that owed approximately $4,859,210 (US$3,700,000). The full amount receivable has been written-off. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this counterclaim is not valid, no additional provision has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at June 30, 2018 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

15.	Operating segments:

In prior periods and until the loss of control of the subsidiary Acasti on December 27, 2017, the Corporation had two reportable segments which were the Corporation’s strategic business units. As at June 30, 2018, the cardiovascular segment that develops pharmaceutical products for cardiovascular diseases is no longer a strategic business unit for Neptune. The nutraceutical segment that produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids, which includes the results of Biodroga, and the cannabis oil extraction project which began in October 2017 are the strategic business segments of the Corporation.

Information regarding the results of each reportable segment is included below. The cardiovascular results are presented until the loss of control. Performance is measured based on segment income (loss) from operating activities before corporate costs, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) from operating activities before corporate costs is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. A new measure has been added during the three-month period ended June 30, 2018, income (loss) from operating activities before corporate costs, in order to better reflect the performance of each segment that are reviewed by the Chief Operating Decision Maker. The comparative period has been recast accordingly.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

The Sherbrooke facility has been repurposed from the krill oil activities and will be used for the development of unique extractions targeted towards high potential growth segments such as the cannabis industry and therefore, is now presented under the cannabis segment information.

(a)	Information about reportable segments:

Three-month period ended June 30, 2018:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales and royalties	$5,168,274	$—		$5,168,274
Gross margin	1,493,232	—		1,493,232

Research and development expenses net of credits and grants	(86,586)	(1,588,879)		(1,675,465)
Selling, general and administrative expenses	(959,003)	(496,338)		(1,455,341)
Segment income (loss) from operating activities before corporate expenses	447,643	(2,085,217)		(1,637,574)

Unallocated costs:
Corporate general and administrative expenses			$(2,397,403)	(2,397,403)
Net finance costs			(147,544)	(147,544)
Income tax recovery			82,549	82,549
Net loss				(4,099,972)

Depreciation and amortization	(186,121)	(515,377)	(51,760)	(753,258)
Stock-based compensation	—	(267,904)	(757,379)	(1,025,283)
Reportable segment assets (1)	25,227,021	47,384,443	26,063,032	98,674,496
Reportable segment liabilities	10,087,480	2,269,525	1,852,161	14,209,166

(1)	The corporate reportable segment assets include the investment in Acasti.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

Three-month period ended June 30, 2017:

				Inter-segment
	Nutraceutical	Cardiovascular	Corporate	eliminations	Total

Revenue from external sales and royalties	$6,530,814	$—		$—	$6,530,814
Gross margin	2,442,832	—		—	2,442,832

Research and development expenses net of tax credits and grants	(392,579)	(1,982,154)		580,707	(1,794,026)
Selling, general and administrative expenses	(1,225,277)	(816,538)		—	(2,041,815)
Segment income (loss) from operating activities before corporate expenses	824,976	(2,798,692)		580,707	(1,393,009)

Unallocated costs:
Corporate general and administrative expenses			$(1,595,233)		(1,595,233)
Net finance costs			(399,205)		(399,205)
Income taxes recovery			20,092		20,092
Net loss					(3,367,355)

Depreciation and amortization	(733,440)	(667,929)	(206,420)	580,707	(1,027,082)
Stock-based compensation	(38,108)	(35,508)	(323,736)	—	(397,352)
Reportable segment assets	92,575,093	22,527,101	1,894,091	(11,883,101)	105,113,184
Reportable segment liabilities	27,061,115	3,550,105	1,896,355	(79,096)	32,428,479
(b)	Geographical information:

Revenue is attributed to geographical locations based on the origin of customers’ location.

			Three-month period
			ended June 30, 2018
	Nutraceutical	Royalties	Total revenues

Canada	$1,781,914	$1,037	$1,782,951
United States	2,576,827	269,088	2,845,915
China	379,299	—	379,299
Chile	111,516	—	111,516
Other countries	48,593	—	48,593
	$4,898,149	$270,125	$5,168,274

			Three-month period
			ended June 30, 2017
	Nutraceutical	Royalties	Total revenues

Canada	$2,527,725	$—	$2,527,725
United States	3,028,110	233,788	3,261,898
Argentina	124,516	—	124,516
France	467,473	—	467,473
Other countries	149,202	—	149,202
	$6,297,026	$233,788	$6,530,814

The Corporation’s property, plant and equipment and intangible assets are mainly geographically located in Canada.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2018 and 2017

16.	Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month periods ended June 30, 2018 and 2017:

	June 30,	June 30,
	2018	2017

Short-term benefits (1)	$739,499	$800,565
Share-based compensation costs (2)	865,772	359,857
	$1,605,271	$1,160,422

(1)	An amount of $245,130 included related to key management personnel of Acasti for the three-month period ended June 30, 2017.
(2)	An amount $(1,429) is included related to key management personnel of Acasti for the three-month period ended June 30, 2017.